UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

<u>**SPARROW VISION, INC.**</u>

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 10, 2018

Physical address of issuer
64 Beaver Street, Suite 203, New York, NY 10004

Website of issuer
https://www.sparrowup.com

Current number of employees
12

1

	12/31/2025 (Audited)	12/31/2024 (Audited)		
Total Assets	1,266,436	$1,799,875		
Cash & Cash Equivalents	$1,187,675	$1,720,750		
Accounts Receivable	$67,891	$69,125		
Current Liability	$76,493	$118,317		
Long-term Liability	$0	$0		
Revenues/Sales	$993,557	$453,333		
Cost of Goods Sold	$(357,774)	$(42,198)		
Taxes Paid	$0	$0		
Net Income	$(1,771,418)	$(2,220,218)		

<p style="text-align:center">April 30, 2026</p>

<h1 style="text-align:center">FORM C-AR</h1>

<h2 style="text-align:center">Sparrow Vision, Inc.</h2>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Sparrow Vision, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://sparrowup.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward- looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

4

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sparrow Vision, Inc. ("We," the "Company" or "Sparrow") is a Delaware Corporation, formed on May 10, 2018. It was founded by Joe Chin, Sam Pigott and Todd Eaglin, three serial entrepreneurs, athletes, and product innovators with two previous successful exits.

From the outset, Sparrow's mission was simple and clear: to help golfers play their best. While performance technology is spreading to every facet of the sports world, Sparrow is focused on bringing it to golf by using an advanced AI system which provides real time swing analysis and feedback. After taking a video of your golf swing with Sparrow's App, its proprietary AI analyzes your swing (comparing it to over 2 million data points), identifies areas for improvement, and suggests tips and drills to help achieve your goals (using our extensive library of drills). The results are an improved game with lower handicaps.

Sparrow is at the forefront of advanced A.I. technology. It is committed to constantly iterating its App to make it more accurate, powerful, and accessible. We believe that Sparrow represents the future of golf – with its advanced A.I. technology, instant personalized instruction will become the new reality for golfers everywhere.

The Company launched the Beta version of the App in 2020. It proved to be very successful, resulting in 98% of repeat users. We currently offer AI-driven personalized golf swing analysis and feedback through our digital platform. The Company generates revenue primarily through subscription-based access and one-time purchases delivered through third-party digital marketplaces, including the Apple App Store.

In addition, Sparrow is building its technology to allow it to expand rapidly into other sports in the future. Ultimately, the Company intends to leverage Sparrow's technology not just for golf, but for other popular participation sports, including baseball, soccer, football, tennis, crossfit, volleyball, hockey, swimming and lacrosse.

On July 22, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding), with a target offering amount of $50,000. Subscriptions to this offering totaled approximately $1.64 million.

The Company is located at 64 Beaver Street, Suite 203, New York, NY 10004.

The Company's website is https://www.sparrowup.com.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. In addition, the Company is subject to the same general risks that all companies in its business, and all companies operating in the current economy, are exposed to. These include risks relating to economic downturns, political and economic events, technological developments (such as hacking and the ability to prevent hacking), and results of the worldwide COVID-19 pandemic. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage company and have not yet generated any profits.

The Company has a limited operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all of the business risks generally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares if and when our directors determine that we are financially able to do so and deem such payment to be advisable. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable at any time in the future or, even if we are profitable, that we will generate sufficient revenues to pay dividends to the holders of our shares.

Sales and revenue projections are based on hypothetical marketing estimates.

The Company's sales and revenue projections cannot be assured. The Company may not be able to successfully maintain, promote and grow its brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

The Company is susceptible to key person risk.

The success of the Company will largely be dependent upon the experience and skill of its board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for the successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and remain viable.

The Company's intellectual property is not protected by issued patents.

The Company currently has pending patents covering the technology underlying its AI app. There is no guarantee that any patents will be granted or that any other intellectual property protections will be available to the Company, its technology or its products. Furthermore, any patents that are granted to the Company may be challenged or circumvented. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

The Company is revenue-generating but has not yet achieved profitability.

The Company continues to face material risks related to its ability to monetize its AI-powered coaching tools, subscription plans, and future AI-agent functionality. The Company has limited operating capital and expects to remain dependent on equity financing, debt financing, or other financing alternatives to support continued operations and growth.

The market in which the Company operates is competitive and is likely to become increasingly competitive in the future.

The Company may ultimately face declining sales, decreased revenues or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering similar products or services could negatively impact the Company's financial performance.

There is a high likelihood that the Company will continue to require access to capital or credit.

In order to support its business growth and finance requirements, the Company will require access to capital or credit. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify its business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's potential inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan1 business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of its shareholders' securities.

There is a high likelihood that future Company performance may not achieve its stated objectives herein.

All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the company's operations may be required.

Investing in early stage companies, such as the Company, without a proven track record of performance or sound liquidity is highly speculative in nature and presents significant risk to investors.

An investor in the Company may lose his, her or its entire investment. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that shareholders will ever see a return on their investments, or that they will ever be able to exit their investments for a profit or a loss.

Our results of operations have been negatively impacted by the COVID-19 pandemic and may continue to be negatively impacted by it.

The worldwide COVID-19 pandemic has had a negative impact on the Company and its operations. We rely on third-party suppliers and manufacturers located in China and the outbreak has caused delays in our supply chain. Furthermore, we believe that some potential customers may have decided to delay or forego their purchase of our product in the current environment. These developments negatively impacted our sales and operating results.

Looking forward, the future impact of the COVID-19 pandemic is unknown, rapidly evolving, and cannot be predicted with certainty. A poor economic environment resulting from the continuing negative impacts of COVID-19 could result in continuing delays to our supply chain and significant decreases in demand for our product, including the delay or cancellation of current or anticipated purchases.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the Company's self-assessed value may be overpriced.

Our new product could fail to achieve our sales projections.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our product, currently in Beta testing, will be able to more rapidly gain traction in the marketplace. However, it is possible that the Company's product will fail to gain significant market acceptance for any number of reasons. If it fails to achieve significant sales and acceptance in the marketplace, it could materially and adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the Company could be adversely impacted by our reliance on third parties and their performance.

The Company could become involved in various lawsuits and legal proceedings.

In the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We are not required to complete an attestation about our financial controls that would be required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Developing new products and technologies entails significant risks and uncertainties.

Delays or cost overruns in the production and shipping of our current and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In addition to the risks listed above, businesses are often subject to risks that are not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

THE COMPANY AND ITS BUSINESS

Company Overview

Sparrow Vision, Inc. ("We," the "Company" or "Sparrow") is a Delaware Corporation, formed on May 10, 2018. It was founded by Joe Chin, Sam Pigott and Todd Eaglin, three serial entrepreneurs, athletes, and product innovators with two previous successful exits.

From the outset, Sparrow's mission was simple and clear: to help golfers play their best. While performance technology is spreading to every facet of the sports world, Sparrow is focused on bringing it to golf by using an advanced AI system which provides real time swing analysis and feedback. After taking a video of your golf swing with Sparrow's App, its proprietary AI analyzes your swing (comparing it to over 2 million data points), identifies areas for improvement, and suggests tips and drills to help achieve your goals (using our extensive library of drills). The results are an improved game with lower handicaps.

Sparrow is at the forefront of advanced A.I. technology. It is committed to constantly iterating its App to make it more accurate, powerful, and accessible. We believe that Sparrow represents the future of golf – with its advanced A.I. technology, instant personalized instruction will become the new reality for golfers everywhere.

The Company launched the Beta version of the App in 2020. It proved to be successful, resulting in 98% of repeat users. We currently offer AI-driven personalized golf swing analysis and feedback through our digital platform. The Company generates revenue primarily through subscription-based access and one-time purchases delivered through third-party digital marketplaces, including the Apple App Store. In addition, Sparrow is building its technology to allow it to expand rapidly into other sports in the future. Ultimately, the Company intends to leverage Sparrow's technology not just for golf, but for other popular participation sports, including baseball, soccer, football, tennis, CrossFit, volleyball, hockey, swimming and lacrosse.

On July 22, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding), with a target offering amount of $50,000. Subscriptions to this offering totaled approximately $1.64 million.

Business Plan

Sparrow's initial plan is to generate revenue via a three-tier "Freemium" subscription model. The three tiers will be: *Trial* (free for a limited period of time or number of uses); *Basic* ($9.99/month, available annually for a discount or on a month-to-month basis) and *Advanced* ($19.99/month, also offered at an annual discount or on a month-to-month basis). Each tier will contain additional advanced features — such as swing style, ball flight tracking, more sophisticated AI diagnosis, and more.

Competition

Sparrow has three primary areas of competition. These include: lessons from Golf pros, which can cost $100/hr or more; hardware-based launch monitors, which can cost $10,000-20,000; and other AI-based analysis apps, which based on our testing seemed relatively rudimentary, and hence unable to provide valuable instruction. Management believes that Sparrow therefore represents the most effective — and best value — for a golfer's investment out of any options in these three categories.

Additionally, the markets in which our current product and future products, if any, are sold can be highly competitive. Our products compete against similar products of many large and small companies, including well-known competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Joseph Chin. Mr. Chin is the co-founder, president and chief executive officer, and a Director, of the Company. From 2018 to April 2023, he served as the Company's chief executive officer and, in April 2023, was also appointed as the Company's president. He holds BS and MS degrees from USC Berkeley and Columbia University. He designed satellites at Hughes Aircraft, has been a Division 1 football player, and has served as a coach as well as the founder of a sports league.

Mr. Chin's current primary role is with the Company. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Todd Eaglin. Mr. Eaglin is a Director of the Company and has served in that capacity since May 2023. Since the Company's inception in 2018, he has also served as the Company's Chief AI Officer. He is an AI and Computer Vision expert and holds a PhD in AI/Computer Vision from the University of North Carolina, Charlotte. Prior to joining the Company, Mr. Ealin developed AI apps for Lowes, Universal Studios, and TIB (used by doctors during surgery). In college and high school, he played lacrosse and was a Crossfit athlete.

Mr. Eaglin's current primary role is with the Company. As Chief AI Officer, he is generally responsible for overseeing product development.

James Chin. Mr. Chin is a Director of the Company and has served in that capacity since the Company's inception in 2018. Mr. Chin is currently retired from employment. Mr. Chin spent his career as an engineer - his most recent position was as a Systems Engineer and Manager with MCI International. Mr. Chin is the father of Joseph Chin.

Employees of the Company

The Company currently has 12 full-time employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets forth information regarding beneficial ownership (fully diluted) of the Company's holders of 20% or more of any class of voting securities as of December 31, 2024.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Chin	31,755,100	Class B Common Stock	48.1%
Samuel Pigott	16,342,738	Class B Common Stock	22.0%

The Company's Securities

The Company's outstanding equity securities include Common Stock and Preferred Stock. As of December 31, 2025, the number of Shares authorized is 350,000,000 with a total of 129,370,976 shares issued and outstanding. Of these, 54,217,978 shares are Common B and have ten votes per share, 305,272 shares are Common A and have one vote per share, and 74,847,726 shares are Series Seed-1 Preferred Stock and have one vote per share.

Liquidation Right. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series Seed-1 Preferred Stock then outstanding shall have the option to: (i) exercise their liquidation preference to receive payment before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, in an amount equal to the Share Purchase Price, plus an additional amount, if and to the extent available, entitling each holder to participate with the holders of Common Stock (on an pro rata as-converted basis) in 20% of any remaining proceeds until such holder has received, in the aggregate, total distributions equal to one hundred twenty percent (120%) of the original Share Purchase Price, after which no further distributions shall be made to such Preferred stock holder; or (ii) elect to convert their Preferred Stock to Common Stock and receive payment proportionate to their equity stake. If any holder of Preferred Stock converts shares of Preferred Stock into Common Stock, then such holder shall no longer be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Common Stock.

Anti-Dilution Protection: For a portion of the loans, until such time as they have been fully repaid or fully converted into shares of Common Stock, if the Company issues any securities (other than the issuance, vesting or exercise of any securities issued pursuant to a stock option plan approved by shareholders) for a consideration per share (the "New Issuance Price") that is less than $1.25 (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the conversion price then in effect as well as the warrant strike price shall be reduced to the New Issuance Price.

Early Repayment: Early repayment of the loans can be triggered in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $5,000,000, takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement.

DILUTION

Company shareholders should understand the potential for dilution of their shares due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that a shareholder individually owns will decrease, even though the value of the Company, as a whole, may increase. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible loans or warrants) into stock.

There are currently outstanding warrants and a convertible note, described below in "Previous Offerings of Securities," that once executed and converted will further dilute the current shareholders' stake in the Company.

PREVIOUS OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:
Date: June 2019
Name: SAFE
Type of security sold:
Equity Final amount sold:
$725,000
Use of proceeds: General operations
Offering exemption: Regulation D, Rule 506(b)

Date: April 2021
Name: SAFE
Type of security sold: Equity
Final amount sold: $1,111,051
Use of proceeds: General operations
Offering exemption: Regulation D, Rule 506(b)

Date: March 2022
Name: Reg CF
Type of security sold: Equity
Final amount sold: $946,284
Use of proceeds: Continuing Research and Development, Company Expansion, Marketing
Offering exemption: Regulation CF

Date: November 2022
Name: Reg D
Type of security sold: Equity
Final amount sold: $4,938,425

Use of proceeds: Continuing Research and Development, Company Expansion, Marketing, General Operations
Offering exemption: Regulation D

Date: October 2024
Name: Reg D
Type of security sold: Equity
Final amount sold: $975,000
Use of proceeds: General business operations and product development

Date: January 2025
Name: Reg D
Type of security sold: Equity
Final amount sold: $1,180,000
Use of proceeds: General business operations and product development

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C-AR.

Overview

Our self-developed AI uses computer vision to analyze an athlete's movement and provide feedback in real time. Currently our app analyses golfers' golf swings and gives real-time swing analysis and personalized feedback on how to improve on over 30 points of performance. We intend to leverage our proprietary AI and Generative AI solutions to coach people in a wide range of physical skills, such as sports, guitar, and yoga. Currently our app analyzes golfers' golf swings and gives real-time swing analysis and personalized feedback on how to improve on over 30 points of performance. In 3 years, using Generative AI, we would like to expand Sparrow into other sports and fields of human movement. That includes: Basketball, Soccer, Hockey, Football, Baseball, and Physical therapy. We also are working to bring our AI Agent Coach to the market.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Sparrow Vision, Inc. was incorporated in the State of Delaware in May 2018.

Since then, we have:

Pro golfers: Martin Laird, Harold Varner III, Brittany Lincicome are investors + ambassadors

Our revolutionary App uses A.I. to help athletes improve, starting with golf

Projected $10 B market in golf, our first sport, with plans to expand into 12 sports

Previously raised $5M from Fortune 500 execs, serial Angel Investors, sport icons

10 angel groups have also invested, including investors from The Keiretsu Forum (named the largest angel network in the world in 2021 by The Angel Resource Institute)

Founders are Serial Entrepreneurs (3 previous exits), Product Innovators and A.I. PhD's

Broken into the Top 50 Sports apps on the App Store (June 2025)

Been recognized as the Most Valuable Company and Best of Keiretsu by The Keiretsu Forum.

Historical Results of Operations

Our Company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $993,557 compared to the year ended December 31, 2024, when the Company had revenues of $453,333.

- *Assets*. As of December 31, 2025, the Company had total assets of $ 1,266,436, including $1,187,675 in cash. As of December 31, 2024, the Company had total assets of $ 1,799,875, including $1,720,750 in cash.

- *Net Loss*. The Company has had net losses of ($1,771,418) and ($2,220,218) for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities were ($76,493) for the fiscal year ended December 31, 2025 and ($118,317) for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

To date, the Company has been financed with $58,005 in debt, $1,836,051 in SAFEs, $946,284 in our recently completed Reg CF Offering, and $5,813,425 in our current Reg D Offering.

After the conclusion of the Company's current Reg D Offering, should we hit our minimum funding target, our projected runway is approximately 20 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C-AR under "Use of Funds." We don't anticipate having any other sources of capital available to us in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in approximately 20 months. Except as otherwise described in this Form C-AR, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Company's cash on hand is $$1,187,675 as of December 31, 2025.

As of December 31, 2025, the Company had cash and cash equivalents of $1,187,675. For 2025, revenues averaged approximately $82,796 per month, cost of revenues averaged approximately $29,815 per month, and the Company's average monthly burn rate was approximately $153,640. Since the date covered by the financial statements, the Company is not aware of any material changes to its financial condition or operations. The Company expects that it will require additional financing to support its continued operations and growth, and there is no assurance that such financing will be available on acceptable terms or at all.

The foregoing statements are forward looking projections and are not guaranteed.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Financial Statements

Our audited financial statements for fiscal years ended December 31, 2025 and December 31, 2024 are attached as an Exhibit.

Bad Actor Disclosure

None

**CERTIFICATION**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Joseph Chin, Principal Executive Officer of Sparrow Vision, Inc., hereby certifies that the financial statements of Sparrow Vision, Inc., included in this Form C-AR, are true and complete in all material respects.

/s/ Joseph Chin

(Signature)

Joseph Chin

(Name)

President and Chief Executive Officer

(Title)

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Chin

(Signature)

Joseph Chin

(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

(Title)

4/30/2026

(Date)

/s/ Todd Eaglin
_____

(Signature)

Todd Eaglin
_____

(Name)

Director
_____
(Title)

4/30/2026
_____

(Date)

/s/ James Chin
_____

(Signature)

James Chin
_____

(Name)

Director
_____

(Title)

4/30/2026
_____

(Date)

SPARROW VISION, INC.

EXHIBITS
Exhibit A   Financial Statements

Sparrow Vision, Inc.

(a Delaware Corporation)

Audited Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Financial Statements

Sparrow Vision, Inc.

Table of Contents





Alice CPA

Independent Auditor's Report

April 22, 2026
To the Shareholders of Sparrow Vision, Inc.
Re: 2025-2024 Financial Statement Audit – Sparrow Vision, Inc.
New York, NY

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Sparrow Vision, Inc., which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sparrow Vision, Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sparrow Vision, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sparrow Vision, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 22, 2026



SPARROW VISION, INC.
BALANCE SHEETS
AS of December 31, 2025 and December 31, 2024
(Audited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	$ 1,187,675	$ 1,720,750
Accounts Receivable	67,891	69,125
Other current assets	10,870	10,000
Total Current Assets	1,266,436	1,799,875
Total Assets	1,266,436	1,799,875
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	-	19,530
Credit cards	7,538	7,982
Accrued expenses	68,955	90,805
Total Current Liabilities	76,493	118,317
Total Liabilities	76,493	118,317
Stockholders' Equity		
Common Stock, $0.00001 par value	545	545
Preferred Stock, $0.00001 par value	748	604
Additional paid-in capital - Stock Options	183,203	183,203
Additional paid-in capital - Common Stock	232,666	232,666
Additional paid-in capital - Preferred Stocks	9,805,649	8,525,991
Retained earnings	(9,032,870)	(7,261,452)
Total Stockholders' Equity	1,189,942	1,681,558
Total Liabilities and Stockholders' Equity	$ 1,266,436	$ 1,799,875

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

	2025	2024
Revenues	$ 993,557	$ 453,333
Cost of revenues	(357,774)	(42,198)
Gross Profit	**635,783**	**411,136**
Operating Expenses		
Advertising and marketing	826,343	341,201
General and administrative	661,964	790,802
Salaries and wages	815,026	1,101,049
Product and development	112,610	149,394
Stock-based compensation	-	316,326
Total Operating Expenses	**2,415,943**	**2,698,771**
Other Income		
Other income	8,741	67,417
Total Other income	**8,741**	**67,417**
Net Loss	**$ (1,771,418)**	**$ (2,220,218)**

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

| | Common Stock | | Preferred Stock | | Additional Paid in Capital | | Additional Paid in Capital | Accumulated | Total Stockholders' |
	Shares	Value ($ par)	Shares	Value ($ par)	Common Stock	Preferred Stock	Stock Options	Deficit	Equity
Balance as of December 31, 2023	**48,899,999**	**$ 489**	**59,935,305**	**$ 599**	**$ -**	**$7,650,563**		**$ (5,041,234)**	**$ 2,610,418**
Stock-based compensation	-	-	-	-	-	-	316,326		316,326
Issuance of Common Stock	5,623,251	56	-	-	232,666	-	(133,122)		99,600
Issuance of Preferred stock	-	-	527,952	5	-	875,427	-		875,433
Net loss	-	-	-	-	-	-	-	(2,220,218)	(2,220,218)
Balance as of December 31, 2024	**54,523,250**	**$ 545**	**60,463,257**	**$ 604**	**$ 232,666**	**$ 8,525,991**	**$ 183,203**	**$ (7,261,452)**	**$ 1,681,558**
Issuance of Common Stock	-	-	-	-	-	-	-		-
Issuance of Preferred stock	-	-	14,384,469	144	-	1,279,659	-		1,279,802
Net loss	-	-	-	-	-	-	-	(1,771,418)	(1,771,418)
Balance as of December 31, 2025	**54,523,250**	**$ 545**	**74,847,726**	**$ 748**	**$ 232,666**	**$9,805,649**	**$ 183,203**	**$(9,032,870)**	**$ 1,189,942**

The accompanying footnotes are an integral part of these financial statements.

SPARROW VISION, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Loss	$ (1,771,418)	$ (2,220,218)
Adjustments to reconcile net loss		
to net cash provided by operations:		
Stock Based Compensation	-	316,326
Changes in operating assets and liabilities:		
Accounts receivable	1,234	(35,348)
Other current assets	(870)	-
Accounts payable	(19,530)	(581)
Credit cards	(444)	(19,187)
Accrued expenses	(21,850)	51,229
Net cash used in operating activities	(1,812,878)	(1,907,780)
Cash Flows from Financing Activities		
Exercise of Stock Options	-	(133,122)
Issuance of Common Stock	-	232,722
Issuance of Preferred Stock	1,279,804	875,433
Net cash from financing activities	1,279,804	975,033
Net change in cash and cash equivalents	(533,074)	(932,747)
Cash and cash equivalents at beginning of year	1,720,750	2,653,496
Cash and cash equivalents at end of year	$ 1,187,675	$ 1,720,750

The accompanying footnotes are an integral part of these financial statements.

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

Note 1 – Organization and Nature of Business

Sparrow Vision, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on May 10, 2018. The Company is headquartered in New York, New York. The Company provides artificial intelligence–driven personalized golf swing analysis and feedback through a digital platform. The Company's services are offered primarily through subscription-based access and one-time purchases delivered via third-party digital marketplaces (e.g. Apple App Store).

Since inception, the Company has devoted substantially all of its efforts to developing its technology platform, enhancing its products, and expanding its customer base. The Company's fiscal year-end is December 31. The Company has no subsidiaries as of December 31, 2025.

Note 2 – Change in Accounting Policy

During the year ended December 31, 2025, the Company changed its accounting policy related to the presentation of revenue derived from sales through the Apple App Store. In prior periods, the Company reported revenue net of fees retained by the Apple App Store.

Effective January 1, 2025, the Company reports revenue on a gross basis, reflecting the total fees charged to customers before application marketplace fees, as the Company is considered the principal in the transaction under ASC 606, *Revenue from Contracts with Customers*. Under the gross presentation, fees retained by the Apple App Store, which are generally approximately 30% of the gross amounts charged to customers, are recorded as cost of revenues.

In addition, certain platform hosting and server-related costs directly attributable to the delivery of the Company's services are now classified within cost of revenues rather than operating expenses. As a result, gross profit more closely reflects the Company's net payouts from third-party marketplaces after application marketplace fees, inclusive of other direct costs.

This change in accounting policy has been applied retrospectively, and the Company's financial statements for the year ended December 31, 2024 have been restated to conform to the current-year presentation. The retrospective application of this change affected the presentation of revenues, cost of revenues, and gross profit, but had no impact on net loss, total assets, total liabilities, or cash flows for the comparative period presented.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and December 2024, the Company had $1,187,675 and $1,720,750 of cash and cash equivalents, respectively. As of December 31, 2025, the balance of cash and cash equivalents included a certificate of deposit (CD) of $300,000. There were no certificates of deposit as of December 31, 2024.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect, net of any allowances for credit losses. The Company primarily generates accounts receivable from its sales of applications through the iTunes Store. As such, the Company does not have traditional trade customers, nor does it negotiate invoices with individual customers. Instead, the majority of accounts receivable represent amounts due from the iTunes Store, based on sales of applications within the reporting period.

The Company evaluates the collectability of accounts receivable on an ongoing basis, considering factors such as the financial stability of the iTunes Store and the historical collection experience. Given the highly predictable nature of revenue from the iTunes Store and the established collection processes with Apple, the risk of significant credit losses is minimal. The Company does not maintain an allowance for doubtful accounts as it believes all amounts are collectible.

As of December 31, 2025 and December 31, 2024, the Company had accounts receivable totaling $67,891 and $69,125, respectively. These amounts are considered to be fully collectible, and there were no allowances for credit losses recorded as of the balance sheet dates. Any balances that remain outstanding after reasonable collection efforts are written off.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets. As of December 31, 2025, and 2024, the Company has no outstanding prepaid expenses.

Other Current Assets

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

Other current assets consist of amounts receivable related to funds previously remitted in connection with the opening of a new bank account. These amounts are expected to be recovered within the next twelve months and are therefore classified as current assets on the balance sheets. As of December 31, 2025 and 2024, the outstanding receivable balance is $10,870 and $10,000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized, while expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, typically ranging from three to five years.

Management periodically reviews property and equipment, for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable based on expected future cash flows. If undiscounted cash flows from the use and eventual disposition of an asset are less than its carrying amount, an impairment loss is recognized for the difference between the carrying value and the asset's fair value. In making this assessment, management considers factors such as operating performance, future business prospects, asset utilization, potential obsolescence, competition, and other economic conditions. Based on this evaluation, no impairment was recognized for the years ended December 31, 2025 and 2024.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses represent obligations to pay for goods and services that have been received but not yet paid as of the reporting date. Accounts payable are recorded at their invoiced amounts, while accrued expenses are recognized based on management's best estimates of amounts owed for expenses incurred but not yet invoiced.

These obligations are classified as current liabilities and are generally settled within the Company's normal operating cycle. Accounts payable and accrued expenses are recognized at the transaction date and are subsequently measured at amortized cost, which generally equals the amount expected to be paid.

As of December 31, 2025 and 2024, the Company's accounts payable totaled $0 and $19,530, respectively, and accrued expenses totaled $68,955 and $90,805, respectively.

Credit Card Payables

Credit card payables are recorded at the amounts owed to credit card companies for purchases made by the Company using its credit cards. These obligations are classified as current liabilities unless payment is not due within one year. Credit card payables are recognized when the transaction occurs and are subsequently measured at the amount owed, which generally reflects the transaction amount billed by the credit card company. As of December 31, 2025, and 2024, the Company had outstanding credit card payables of $7,538 and $7,982, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025 and 2024, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

iii. Measurement of the transaction price, including the constraint of variable consideration;

iv. Allocation of the transaction price of the performance obligations; and

v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenues when the performance obligations are satisfied, typically when the service is provided or the customer receives the benefit of the service.

Sparrow Vision, Inc. provides AI-driven personalized feedback on golf swings through its digital platform. The Company's primary revenue stream is derived from the sale of subscriptions to access its platform, where users receive personalized swing analysis and feedback powered by AI. Revenue is recognized when control of the service is transferred to the customer, which occurs when the customer has access to the feedback and can actively utilize the service.

For subscriptions, revenue is recognized over the subscription period as the service is provided. If customers purchase one-time feedback sessions, revenue is recognized when the feedback is delivered to the customer and is accessible through the platform.

The Company's performance obligation is fulfilled when the personalized feedback is available to the customer, and the customer can interact with and utilize the analysis. This typically occurs upon the completion of the swing analysis and delivery of the report, at which point the customer gains full access to the service.

Cost of Revenues

Cost of revenues consists of all direct costs incurred in providing the Company's services to customers. These costs include platform hosting and server expenses necessary for operating and maintaining the Company's personalized golf swing feedback services, as well as fees charged by third-party digital marketplaces.

The Company distributes its services through the Apple App Store, which retains a platform fee equal to approximately 30% of the gross amounts charged to customers. The Company reports revenue on a gross basis, reflecting the total fees charged to customers before application marketplace fees, as the Company is considered the principal in the transaction. Platform fees retained by the Apple App Store are recorded as cost of revenues.

Advertising and marketing

The Company expenses advertising costs as they are incurred. Such costs approximated $826,343 and $341,202, for the years ended December 31, 2025 and December 31, 2024, respectively.

Other Income

Other income primarily consists of interest earned on the Company's certificate of deposit, which matured during the year. For the year ended December 31, 2025, and 2024 interest income were $8,741 and $67,417, respectively.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2025 and 2024. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Note 4 – Liquidity and Going Concern Considerations

The Company's financial statements have been prepared on the basis of the going concern assumption, which assumes that the Company will continue to operate for the foreseeable future and will realize its assets and discharge its liabilities in the normal course of business. For the years ended December 31, 2025, and 2024, the Company reported net losses of approximately $1.8 million and $2.2 million, respectively.

As of December 31, 2025, the Company had positive working capital of approximately $1.2 million and net assets of approximately $1.2 million, reflecting a positive equity position. Despite incurring net losses, the Company's positive working capital and equity position support its ability to continue operations.

Management has assessed the Company's financial position and liquidity and believes that, based on these factors, there is no substantial doubt about the Company's ability to continue as a going concern for the foreseeable future. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 5 – Stockholders' Equity

Capital Structure

The Company was originally incorporated on May 10, 2018 with authorization to issue 75,000,000 shares of capital stock, consisting of 25,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock, each with a par value of $0.00001 per share.

On October 22, 2021, the Company amended its Certificate of Incorporation to increase the authorized capital from 75,000,000 to 160,000,000 shares. As part of this amendment, the Company authorized 55,000,000 shares of Series Seed-1 Preferred Stock, increased the authorized Class A Common Stock from 25,000,000 to 55,000,000 shares, and retained the previously authorized 50,000,000 shares of Class B Common Stock.

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

On October 2, 2024, the Company adopted a further amendment to increase the total authorized capital from 160,000,000 to 350,000,000 shares. Under this amendment, the authorized Class A Common Stock increased to 145,000,000 shares, the authorized Class B Common Stock increased to 80,000,000 shares, and the authorized Series Seed-1 Preferred Stock increased to 125,000,000 shares. All classes of stock continue to have a par value of $0.00001 per share.

Common Stock

During the year ended December 31, 2025, there has been no new common stock issued.

During the year ended 2024, the Company issued 5,623,251 shares of Common Stock upon the exercise of stock options. These issuances resulted in total increases to stockholders' equity $99,600, reflected as increases to Common Stock and Additional Paid-in Capital.

The Company had 54,523,250 shares of Common Stock issued and outstanding as of December 31, 2025 and 2024.

Preferred Stock

During the years ended December 31, 2025 and 2024, the Company issued 14,384,469 and 527,952 shares of Series Seed-1 Preferred Stock, respectively, in connection with its Series Seed-1 financing. These issuances resulted in total proceeds of $1,279,309 in 2025 and $875,433 in 2024, which were recorded as increases to Preferred Stock and Additional Paid-in Capital.

The Company had 74,847,726 and 60,463,257 shares of Series Seed-1 Preferred Stock issued and outstanding as of December 31, 2025 and 2024, respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Accounting Standards Codification ("ASC") Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the grant date. Compensation expense is recognized on a straight-line basis over the requisite service period.

The Company has an Equity Incentive Plan (the "2024 Plan") under which up to 24,391,521 shares of Common Stock are reserved for issuance through incentive stock options and non-statutory stock options. Options generally vest over periods up to three years and expire ten years after the grant date or upon earlier termination of service. Forfeitures are recognized when they occur. New shares are issued upon exercise of options.

During the year ended December 31,2025, there has been no stock options exercised.

As of December 31, 2025, the aggregate fair value of unvested stock options was $334,075, which is expected to be recognized over a weighted average period of approximately 10 years.

Note 6 – Commitments and Contingencies

Lease Commitments

As of December 31, 2025 and 2024, the Company has no outstanding lease commitments.

Commercial and Legal Matters

Sparrow Vision, Inc.
Notes to Audited Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Audited)

In the ordinary course of business, the Company may be subject to various threatened or asserted claims, including legal disputes. As of the balance sheet date, management is not aware of any such claims or litigation, either individually or in the aggregate, that would reasonably be expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 7 – Subsequent Events

Management's Evaluation

Management has evaluated subsequent events through April 22, 2026, the date the financial statements were available for issuance. Based on this evaluation, no additional material events other than those described below were identified that require adjustment or disclosure in the financial statements.